EXHIBIT 21.1

SUBSIDIARIES

AboveNet, Inc., a Delaware corporation, directly or indirectly owns 100% of the ownership interests of each of the following entities:

Jurisdiction
1.	AboveNet Communications, Inc.	Delaware

2.	AboveNet International, Inc.	Delaware

3.	AboveNet Canada, Inc.	Canada

4.	AboveNet of VA, L.L.C.	Virginia

5.	AboveNet of Utah, L.L.C.	Delaware

6.	MFN Japan KK	Japan

7.	AboveNet Communications Europe Limited	U.K.

8.	MFN Europe Finance, Inc.	Delaware

9.	MFN International LLC	Delaware

10.	MFN Europe Limited	U.K.

11.	AboveNet Communications UK Limited	U.K.

12.	AN Communications, Inc.	Taiwan

13.	AboveNet Toronto, Inc.	Canada